IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF INDIANA

TED PRIMICH, individually and on behalf of	)
all others similarly situated,	)
Plaintiff,	)	CLASS ACTION COMPLAINT
	)	FOR VIOLATION OF THE
v.	)	FEDERAL SECURITIES LAWS
	)	AND INDIANA STATE LAW
JEFFREY SMULYAN, PATRICK WALSH,	)
SUSAN BAYH, GARY KASEFF, RICHARD	)
LEVENTHAL, LAWRENCE SORREL,	)	JURY TRIAL DEMANDED
GREG NATHANSON, PETER LUND,	)
EMMIS COMMUNICATIONS	)
CORPORATION, JS ACQUISITION, INC.	)
and JS ACQUISITION, LLC,	)
)
Defendants,
     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the Class A common stockholders of Emmis Communications Corporation (“Emmis” or the “Company”) in connection with a tender offer (the “Tender Offer”) commenced by JS Acquisition, Inc. (“JS Acquisition”) and JS Acquisition, LLC (“JS Parent”), entities owned by Emmis’s Chief Executive Officer, Jeffrey H. Smulyan (“Smulyan”) (JS Acquisition, JS Parent, and Smulyan are collectively referred to as the “Buyout Group”) to purchase all of the common stock of the Company not already owned by JS Acquisition, JS Parent, Smulyan and his affiliates, Alden (defined below) and the Rollover Shares (defined below) for an unfair price of $2.40 per share.
     2. Upon the successful completion of the Tender Offer, JS Acquisition will merge with and into Emmis (the “Merger”) with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan (the Tender Offer and the Merger are collectively referred to as the “Proposed Transaction”).
     3. In particular, the Emmis Board of Directors (the “Board” or the “Individual Defendants”) have violated Sections 14(d)(4) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) by attempting to solicit shareholder proxies in support of the Tender Offer with the issuance of a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) on June 2, 2009 that contains materially misleading information and omissions of material fact. In addition, the Board, and Smulyan, as controlling stockholder of the Company, have breached their fiduciary duties to the Company’s stockholders by agreeing to the transaction at an unfair price, via an unfair process, and without adequate disclosure of information.
     4. Smulyan currently owns approximately 60.0% of the outstanding combined voting power of all classes of Emmis’ common stock, and is therefore, the controlling common shareholder of Emmis.
     5. The financing for the transaction will be provided by an affiliate of Alden Global Capital (“Alden”), a private asset management company with over $3 billion under management, pursuant to a definitive agreement with JS Acquisition. Alden currently owns holds 1,406,500 shares of the Company’s Class A common stock. In return, Alden will receive an ownership interest in JS Parent following consummation of the Proposed Transaction.
     6. In addition, certain shareholders of Emmis, consisting of friends, family and other associates of Smulyan, including certain officers, directors and employees of Emmis (collectively, the “Rolling Shareholders”), have agreed pursuant to a Rollover Agreement, dated May 24, 2010, between JS Parent and the Rolling Shareholders (the “Rollover Agreement”) to

contribute 1,714,431 shares of Class A common stock to Emmis (the “Rollover Shares”). In return, the Rollover Shareholders will receive an ownership interest in JS Parent following consummation of the Proposed Transaction.
JURISDICTION AND VENNUE
     7. The claims asserted herein arise under sections 14(d)(4) and 14(e) of the Exchange Act. 15 U.S.C. § 78n. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331. This court has jurisdiction over the state law claims pursuant to 28 U.S.C. §1367.
     8. Venue is proper in this District because many of the acts and practices complained of herein occurred in substantial part in this District, including the dissemination of the materially misleading statements and omissions alleged herein. In addition, Emmis maintains its principal executive offices in Indiana.
PARTIES
     9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Emmis.
     10. Emmis is a corporation organized and existing under the laws of the State of Indiana. It maintains its principal corporate offices at 40 Monument Circle, One Emmis Plaza Suite 700, Indianapolis, Indiana 46204, and is a diversified media company that engages in radio broadcasting activities in the United States; operates an international radio business; operates a network of radio stations in the Flanders region of Belgium; owns a national radio network in Slovakia; operates three national radio networks in Bulgaria; and owns interest in a national radio station in Hungary. In addition, the company publishes various city and regional magazines, which consist of Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, Country Sampler, and related magazines.
     11. Defendant Jeffrey Smulyan (“Smulyan”) founded Emmis in 1979 and is the Chairman of the Board of Directors, President and Chief Executive Officer. He has held the positions of Chairman and Chief Executive Officer since 1981 and the position of President since 1994.
     12. Defendant Patrick Walsh (“Walsh”) became Executive Vice President and Chief Financial Officer of Emmis Communications Corporation in September 2006 and added the position of Chief Operating Officer in December 2008. He is also director of the Company. Walsh is a Rolling Shareholder and is contributing 30,828 shares of Emmis in the Rollover Agreement.
     13. Defendant Susan Bayh (“Bayh”) has been a director of the Company since 2007.
     14. Defendant Gary Kaseff (“Kaseff”) has been a director of the Company since 2009. Kaseff is a Rolling Shareholder and is contributing 123,911 shares of Emmis in the Rollover Agreement.
     15. Defendant Richard Leventhal (“Leventhal”) has been a director of the Company since 1992. Leventhal is a Rolling Shareholder and is contributing 191,925 shares of Emmis in the Rollover Agreement.
     16. Defendant Lawrence Sorrel (“Sorrel”) has been a director of the Company since 1993.
     17. Defendant Greg Nathanson (“Nathanson”) has been a director of the Company since 2000. Nathanson is a Rolling Shareholder and is contributing 332,588 shares of Emmis in the Rollover Agreement.

     18. Defendant Peter Lund (“Lund”) has been a director of the Company since 2002.
     19. Defendants referenced in 11 through 17 are collectively referred to as Individual Defendants and/or the Emmis Board. The Individual Defendants as officers and/or directors of Emmis, have a fiduciary relationship with Plaintiff and other public shareholders of Emmis and owe them the highest obligations of good faith, fair dealing, loyalty and due care.
     20. Defendant JS Acquisition is an Indiana corporation formed on April 29, 2009, and is owned entirely by Smulyan. JS Acquisition was formed for the purpose of engaging in a going-private transaction with Emmis and has carried on no other activities other than in connection with the Tender Offer, the Merger and prior potential transactions.
     21. JS Parent is an Indiana limited liability company formed on May 3, 2010 that is wholly-owned by Smulyan. JS Parent was formed for the purpose of completing the Tender Offer and the Merger and has carried on no other activities other than in connection with the Tender Offer and the Merger.
INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     22. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Emmis and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.
     23. To diligently comply with their fiduciary duties, the Directors and/or officers may not take any action that:
          (a) adversely affects the value provided to the corporation’s shareholders;
          (b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

          (c) contractually prohibits them from complying with their fiduciary duties;
          (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (e) will provide the Directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     24. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Emmis, are obligated to refrain from:
          (a) participating in any transaction where the directors or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     25. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Emmis, or are aiding and abetting others in violating those duties.
     26. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CLASS ACTION ALLEGATIONS
     27. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Emmis common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
     28. This action is properly maintainable as a class action for the following reasons:
          (a) the Class is so numerous that joinder of all members is impracticable. As of May 26, 2010, Emmis has approximately 37.62 million shares outstanding.
          (b) questions of law and fact are common to the Class, including, inter alia, the following;
(i)	Have the Individual Defendants misrepresented and omitted material facts in violation of Section 14(d)(4) and 14(e) of the Exchange Act;

(ii)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class; and

(iv)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (c) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.

          (d) Plaintiff’s claims are typical of those of the other members of the Class.
          (e) Plaintiff has no interests that are adverse to the Class.
          (f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
SUBSTANTIVE ALLEGATIONS
Company Background
     29. Emmis is a diversified media company, principally focused on radio broadcasting. Emmis operates the 8th largest publicly traded radio portfolio in the United States based on total listeners. As of February 28, 2010, Emmis owns and operates seven FM radio stations serving the nation’s top three markets — New York, Los Angeles and Chicago. Additionally, Emmis owns and operates fourteen FM and two AM radio stations with strong positions in St. Louis, Austin, Indianapolis and Terre Haute, IN.
     30. In addition to Emmis’ domestic radio properties, Emmis operates an international radio business and publishes several city and regional magazines. Internationally, Emmis owns and operates national radio networks in Slovakia and Bulgaria. Emmis’ publishing operations consists of Texas Monthly, Los Angeles, Atlanta, Indianapolis Monthly, Cincinnati, Orange Coast, and Country Sampler and related magazines. Emmis also engages in various businesses ancillary to Emmis’ broadcasting business, such as website design and development, broadcast tower leasing and operating a news information radio network in Indiana.

Smulyan Controls the Company
     31. Emmis has authorized Class A common stock, Class B common stock, and Class C common stock. The rights of these three classes are essentially identical except that each share of Class A common stock has one vote with respect to substantially all matters, each share of Class B common stock has 10 votes with respect to substantially all matters, and each share of Class C1 common stock has no voting rights with respect to substantially all matters.
     32. As of May 17, 2010, Smulyan, and his affiliates, held 62,491 shares of Class A common stock and all 4,930,680 shares of Class B common stock, representing approximately 60.0% of the outstanding combined voting power of all classes of Emmis’ common stock, and is therefore, the controlling common shareholder of Emmis. In connection with a going-private transaction, as is the Proposed Transaction, Smulyan has 13.2% of the voting power of all classes of Emmis’ common stock.
     33. In addition, Smulyan founded Emmis in 1979 and is the Chairman of the Board of Directors, President and Chief Executive Officer. He has held the positions of Chairman and Chief Executive Officer since 1981 and the position of President since 1994.
     34. Moreover, as stated in the Company’s latest Annual Report filed with the United States Securities and Exchange Commission (“SEC”) on May 7, 2010 (the “Annual Report”), Smulyan is “in a position to exercise substantial influence over the outcome of most matters submitted to a vote of [the Company’s] shareholders, including the election of directors,” and

[1]	As of February 28, 2010, no shares of Class C common stock were issued or outstanding.

“has substantial influence over the decision as to whether a change in control will occur for [the] Company.”
     35. Thus, Smulyan has the power and is exercising such power to enable him to acquire the Company’s Class A common stock and to dictate terms that are contrary to the Company’s minority shareholders’ best interests and do not reflect the fair value of Emmis’s Class A common stock.
The Proposed Transaction is Unfair
     36. In 2006, Smulyan tried taking the Company private offering to purchase the Company for $15.25 per share. The deal never occurred because Smulyan and the Company were unable to reach agreement on the deal’s terms. Since then, Emmis’s stock price has dropped significantly, reaching as low as $0.24 in July 2009. However, as can be seen from the below, Emmis’s stock price has recently begun to improve, closing at $2.30 on April 23, 2010.

     37. In fact, in a letter dated October 9, 2009 from Smulyan to Emmis’s employees, Smulyan described the improvements made by the Company and the promise for a brighter future. As stated in the letter, in part:
For the last few months, we’ve seen sequential improvements in our domestic radio performance. While we’re still behind year-to-year, we’re making gains. In Ql, we were down 27 percent from the previous year; in Q2, we were down 22 percent — still negative, but an improvement. And we see continued improvements ahead. In fact, we think that, within a few months, we could see our first positive numbers since April of 2008.
What’s driving this trend? Improvements in all of our markets. Notably, our clusters in Chicago, St, Louis, Indianapolis and Austin outperformed their markets in Q2. New York is building steam, and with significant ratings improvements we expect both New York and LA to improve in the coming months. Specific bright spots include Indy’s WIBC, which earned another Marconi Award, and Chicago’s WLUP and New York’s WRXP, which both are showing major ratings and revenue improvements.
* * *
One hopeful note on the horizon is that, as GM and Chrysler emerge from bankruptcy, we expect them to rely on advertising to position and push their respective brands. Other automakers, including Toyota, have already announced major marketing campaigns for later this year. Automotive is still a major category for all our business units and we expect this category to rebound in the months to come.
So, I guess my central message is this: Don’t let the small challenges distract you from our big mission. As a company, we continue to manage our debt, maintain compliance with our banks and reduce expenses. What we need you to do is continue to work hard, manage your budgets and look for ways to win.
The past year has been the most difficult I’ve experienced, but I do see better times ahead. Certainly, we can’t relax. We’ve got to keep fighting, innovating and surviving. But we are making gains. Not long ago, I said that together we could emerge from these difficult times ready for new opportunities. Now, thanks to your good work, I can say, together, we’re showing steady improvement toward that goal.

     38. On January 8, 2010, Emmis filed with the SEC a Form 10-Q reporting the Company’s financial results for the quarter ending November 30, 2009. For the quarter, the Company reported an operating income of just over $9 million, compared with an operating loss of almost $200 million in the same period in 2008. In an email to employees on January 8, 2010, Smulyan stated: “If there’s a general theme to our results, it’s that things continue to head in the right direction...We continue to see sequential improvements in Emmis’ domestic radio results and our advances accelerated during the recent holiday season.”
     39. In addition, radio industry analysts have predicted that the radio industry will be picking up over the next few year. BIA/Kelsey’s first edition of its quarterly Investing In Radio® Market Report predicts industry revenues to hit $13.9 billion in 2010, an increase of 1.5 percent from 2009, but more importantly, the start of 2-4 percent annual growth rate over the next few years, including a predicted 16.5 percent compound growth rate from web and other online revenues. “While the poor economy held it down momentarily, radio is coming back to demonstrate that it is an important advertising vehicle, particularly in local media markets,” said Mark R. Fratrik, Ph.D., Vice President, BIA/Kelsey. “The industry will continue to grow its online revenues in 2010 as increasingly more progressive radio groups recognize they are more than just over-the-air transmitters and begin to integrate cross-platform promotions with their broadcast and web operations.”
     40. With promise ahead, Smulyan decided it was an opportune time to purchase the Company. On April 26, 2010, JS Acquisition (an entity controlled by Smulyan) and Alden announced that they entered into a letter of intent pursuant to which, among other things, JS Acquisition intends to purchase all shares of Emmis’ Class A common stock for $2.40 per share.

     41. On May 25, 2010, Emmis announced that it has signed a definitive merger agreement between JS Parent, JS Acquisition and Emmis (the “Merger Agreement”) pursuant to which JS Acquisition, among other things, JS Acquisition will acquire Emmis’ Class A common stock through a cash tender offer at $2.40 per share.2
     42. Upon the successful completion of the Tender Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan.
     43. The financing for the transaction will be provided by an affiliate of Alden. Alden currently owns holds 1,406,500 shares of the Company’s Class A common stock. In return, Alden will receive an ownership interest in JS Parent following consummation of the Proposed Transaction. In addition, certain shareholders of Emmis, consisting of friends, family and other associates of Smulyan, including certain officers, directors and employees of Emmis have agreed pursuant to the “Rollover Agreement to contribute 1,714,431 shares of Class A common stock to Emmis. In return, the Rollover Shareholders will receive an ownership interest in JS Parent following consummation of the Proposed Transaction.
     44. On June 2, 2010, JS Acquisition commenced the Tender Offer.

[2]	The Merger Agreement also requires Emmis to commence an offer to exchange all of its outstanding preferred stock for newly-issued 12% Senior Subordinated Notes due 2017 of Emmis with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the preferred stock. In connection with the exchange offer and as a condition to Emmis accepting shares tendered therein, exchanging holders will be required to consent to (i) eliminate the provisions of Emmis’ Articles of Incorporation providing for a redemption, at par plus accrued and unpaid dividends, in connection with a going private transaction, (ii) provide for the automatic conversion of any preferred stock not exchanged (other than preferred stock held by Alden, which will be converted into notes) upon the merger into $5.86 (the amount of consideration that would be paid to holders of shares of Class A common stock into which the Preferred Stock was convertible immediately prior to the merger) and (iii) eliminate the right of holders of preferred stock to nominate directors to Emmis’ board of directors in certain circumstances. For the amendments to be effective they must receive the vote of holders of two-thirds of the outstanding Preferred Stock and more shares of Common Stock must be voted in favor of the Amendments than against. Alden, which currently holds 41.4% of the preferred stock, has agreed to vote in favor of such amendments and exchange its preferred stock for notes. JS Acquisition and Alden have agreed to vote their shares of common stock in favor; therefore the common stock vote will be obtained.

     45. The consideration to be received by Emmis shareholders is inadequate. The Proposed Transaction represents a paltry premium of just 4.34% based on the closing price of Emmis stock on April 23, 2010, the last trading date prior to when Mr. Smulyan and Alden first announced the letter of intent. Just recently on December 21, 2009, a Bloomberg article entitled “CEOs paying 56% M&A Premium Shows Stocks May be Cheap” reported that “[t]he average premium in mergers and acquisitions in [2009] which U.S. companies were the buyer and seller rose to 56% this year from 47 percent last year [2008]...” Thus, the Proposed Transaction premium of 4.34% is well below the average premium in like transactions during 2009.
     46. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Buyout Group is picking up Emmis at the most opportune time, at a time when Emmis is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
Absence of a Majority of the Minority Condition
     47. The Tender Offer is conditioned on at least a majority of the outstanding Emmis’ common stock, when combined with the Emmis common stock owned by Smulyan, Alden, and the Rollover Shareholders, being tendered in the Tender Offer. Smulyan, Alden, and the Rollover Shareholders beneficially own, in the aggregate, as of May 17, 2010, approximately 21.4% of the outstanding Emmis common stock for purposes of the Tender Offer.
     48. However, the Tender Offer is not conditioned on a majority of Emmis’ unaffiliated common shareholders tendering their shares. Accordingly, the Tender Offer may be completed even if a significant number of Emmis’ unaffiliated shareholders did not tender their shares in the Tender Offer.

     49. Moreover, if the Tender Offer is completed, Emmis’ remaining common shareholders who are unaffiliated with the Buyout Group will not have a meaningful opportunity to vote on the Merger, because following completion of the Tender Offer, the Buyout Group will control at least approximately 51% of the outstanding shares of Company common stock, and therefore the Buyout Group will control the votes required to approve the Merger. In addition, the Buyout Group may be able to complete the Merger without any shareholder vote if it owns at least 90% of the outstanding shares of each class of Emmis’ stock.
     50. Accordingly, the Merger Agreement must provide for a majority-of-the-minority voting provision to properly take into account the vote of the unaffiliated minority shareholders.
The Materially Misleading and Incomplete Recommendation Statement
     51. On June 2, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     52. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in support of the Proposed Transaction.
     53. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Morgan Stanley & Co., the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Morgan Stanley, and relied upon by the Special Committee in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:

(i)	The projected free cash flows of the Company for the year ending February 28, 2011 relied upon by Morgan Stanley in rendering its fairness opinion.

(ii)	The criteria used to select the companies used in the Comparable Company Analysis.

(iii)	The criteria used to determine which transactions were “similar” to the Company that were used in the Analysis of Selected Comparable Transactions.

(iv)	The reasons Meredith Corp. and Playboy Enterprises, Inc. were used as comparable companies in the Sum-of-the-Parts Analysis, but were not used in the Comparable Company Analysis.
     54. In addition, the Recommendation Statement states that the special committee “did not consider” the Company’s liquidation value, net book value, or a discounted cash flow analysis in determining the fairness of the Tender Offer. The Recommendation Statement, however, should disclose whether theses analyses were prepared by Morgan Stanley and/or anyone else, and if they were, to disclose the results of such analysis, including the Company’s liquidation value, net book value, and the implied per share calculated in any Discounted Cash Flow analysis.
     55. Moreover, the Recommendation Statement states that on May 21, 2010, the special committee “determined to request an increase in the Offer Price per Share and discussed certain areas of concern with respect to conditions to the completion of the Offer.” On May 24, 2010, the Company was informed that JS Acquisition was unwilling to increase the offer price and was unwilling to modify any of the terms. The Recommendation Statement must disclose what areas of concern did the special committee have, and the reasons they entered into the Proposed Transaction in light of the fact that the offer price was not increased above $2.40 and that the areas of concern were not addressed.

     56. Lastly, the Recommendation Statements that in determining to enter into the Proposed Transaction vs. remaining independent, the special committee considered “promising trends in the radio sector, including increasing weekly reach and listenership, improvements in the automobile and consumer/retail sectors supporting local radio advertising and radio remaining among the lowest cost distribution mechanisms relative to television and newspapers.” However, the special committee determined not to remain independent in part after considering “Emmis’ ability to generate cash to service its existing indebtedness and comply with the financial covenants in its debt instruments, as well as alternative sources of liquidity for Emmis. These considerations contributed to the Committee’s determination as to fairness because it supported the committee’s view that Emmis will require significant cash generation to service its existing indebtedness and other obligations and that Emmis’ ability to generate cash was dependent on many factors beyond its control, including the state of the economy generally and the radio sector in particular.” The Recommendation Statement must disclose how much cash Emmis needed to service its existing indebtedness, the alternative sources of liquidity for Emmis, whether Emmis was in trouble with meeting certain financial covenants, and whether the Company considered pursuing other alternatives to generating the needed cash, and if so the steps undertaken to pursue such alternatives.
     57. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Violations of Section 14(d)(4) and 14(e) of the Exchange Act
     58. Plaintiff repeats all previous allegations as if set forth in full herein.

     59. Defendants have issued the Recommendation Statement with the intention of soliciting shareholder support of the Proposed Transaction.
     60. Sections 14(d)(4) and 14(e) of the Exchange Act require full and complete disclosure in connection with tender offers. Specifically, Section 14(e) provides that:
It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative
     61. The Recommendation Statement violates the Sections 14(d(4) and 14(e) because it omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants should have known that the Recommendation Statement is materially misleading and omits material facts that are necessary to render them non-misleading.
     62. The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.
COUNT II
Breach of Fiduciary Duty
(Against All Individual Defendants)
     63. Plaintiff repeats all previous allegations as if set forth in full herein.

     64. As Directors of Emmis, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care.
     65. As discussed herein, the Individual Defendants have breached their fiduciary duties to Emmis shareholders by failing to engage in an honest and fair sale process.
     66. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Emmis’s assets.
     67. In addition, the fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Emmis’s shareholders.
     68. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     69. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     70. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Breach of Fiduciary Duty
(Against Buyout Group)
     71. Plaintiff repeats all previous allegations as if set forth in full herein.
     72. As the controlling stockholders of the Company, Smulyan, JS Parent, and JS Acquisition have violated their fiduciary duty to the public shareholders by seeking to acquire the public shareholders’ stake in the Company for wholly inadequate and unfair consideration.

     73. Smulyan, JS Parent, and JS Acquisition has the power and is exercising its power to acquire Emmis’s public shares and dictate terms which are in its interest regardless of the wishes or best interests of Class members and without establishing the fair market value of Emmis’s shares.
     74. Smulyan, JS Parent, and JS Acquisition have breached and will continue to breach their fiduciary duties owed to the public shareholders of Emmis, and is engaging in, or facilitating the accomplishment of, an unfair and self-interest transaction that is not entirely fair to the public shareholders of Emmis.
     75. As a result of Smulyan, JS Parent, and JS Acquisition’s breaches of its fiduciary duties, Plaintiff and the Class will suffer irreparable injury.
     76. Unless enjoined by this Court, Smulyan, JS Parent, and JS Acquisition will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.
     77. Plaintiffs and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;
          (B) declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of Sections 14(d)(4) and 14(e) of the Exchange Act;
          (C) enjoining, preliminarily and permanently, the Proposed Transaction;

          (D) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (E) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (F) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and
          (G) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: June 18, 2010	Respectfully Submitted,

James Joven, Attorney No. 16761-53
LEWIS AND WILKINS LLP The Guaranty Building 20 N. Meridian Street, Ste. 400 Indianapolis, IN 46204 Phone: 317.636.7460 Facsimile: 317.636.7505 Email: lewis@lewisandwilkins.com

CERTIFICATE OF SERVICE
I hereby certify that on the 18th day of June, 2010, a copy of the foregoing was filed electronically using the court’s electronic filing system: notice of this filing will be sent to the following counsel of record:
Juan E. Monteverde, Esq.
Levi & Korsinsky, Llp
30 Broad Street — 15th Floor
New York, New York 10004
Direct (646) 453-8904
E-Mail: Jmonteverde@zlk.com

James Joven, Attorney No. 16761-53

LEWIS AND WILKINS LLP
The Guaranty Building
20 N. Meridian Street, Ste. 400
Indianapolis, IN 46204
Phone: 317.636.7460
Facsimile: 317.636.7505
Email: lewis@lewisandwilkins.com